SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



             First Union Real Estate Equity and Mortgage Investments
                                 (NAME OF ISSUER)


                  Shares of Beneficial Interest, $1.00 par value
                          (TITLE OF CLASS OF SECURITIES)


                                    337400105
                                  (CUSIP NUMBER)


                              David S. Klafter, Esq.
                       Gotham Partners Management Co., LLC
                               110 East 42nd Street
                             New York, New York 10017
                                  (212) 286-0300
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                   June 4, 1997
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)




         If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-- 1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the state-ment [ ]. (A fee is not required only if the reporting person:
         (1) has a previous statement on file reporting beneficial own-ership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





                                     SCHEDULE 13D

         CUSIP No. 337400105                               Page 2 of 9 Pages


         ------------------------------------------------------------------
         1    NAME OF PERSON
              GOTHAM PARTNERS, L.P.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              13-3700768

         ------------------------------------------------------------------
         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) /x/

                                                                  (b) / /
         ------------------------------------------------------------------
         3    SEC USE ONLY

         ------------------------------------------------------------------
         4    SOURCE OF FUNDS*
              WC
         ------------------------------------------------------------------
         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                         / /
         ------------------------------------------------------------------
         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              NEW YORK
         ------------------------------------------------------------------
                                  7    SOLE VOTING POWER
             NUMBER OF                 1,897,305 (INCLUDING OPTIONS TO
             SHARES                    PURCHASE 1,183,150 SHARES)
             BENEFICIALLY         -----------------------------------------
             OWNED BY             8    SHARED VOTING POWER
             EACH                      -0-
             REPORTING            -----------------------------------------
             PERSON               9    SOLE DISPOSITIVE POWER
             WITH                      1,897,305 (INCLUDING OPTIONS TO
                                       PURCHASE 1,183,150 SHARES)
                                  -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       -0-
         ------------------------------------------------------------------
         11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,897,305 (INCLUDING OPTIONS TO PURCHASE 1,183,150 SHARES)
         ------------------------------------------------------------------
         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        / /
         ------------------------------------------------------------------
         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.64%
         ------------------------------------------------------------------
         14   TYPE OF PERSON REPORTING*
              PN
         ------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT





                                    SCHEDULE 13D

         CUSIP No. 337400105                              Page 3 of 9 Pages


         ------------------------------------------------------------------
         1    NAME OF PERSON
              GOTHAM PARTNERS II, L.P.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              13-3863925

         ------------------------------------------------------------------
         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) /x/

                                                                  (b) / /
         ------------------------------------------------------------------
         3    SEC USE ONLY

         ------------------------------------------------------------------
         4    SOURCE OF FUNDS*
              WC
         ------------------------------------------------------------------
         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                         / /
         ------------------------------------------------------------------
         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              NEW YORK
         ------------------------------------------------------------------
                                  7    SOLE VOTING POWER
             NUMBER OF                 24,395 (INCLUDING OPTIONS TO
             SHARES                    PURCHASE 16,850 SHARES)
             BENEFICIALLY         -----------------------------------------
             OWNED BY             8    SHARED VOTING POWER
             EACH                      -0-
             REPORTING            -----------------------------------------
             PERSON               9    SOLE DISPOSITIVE POWER
             WITH                      24,395 (INCLUDING OPTIONS TO
                                       PURCHASE 16,850 SHARES)
                                  -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       -0-
         ------------------------------------------------------------------
         11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,395 (INCLUDING OPTIONS TO PURCHASE 16,850 SHARES)
         ------------------------------------------------------------------
         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        / /
         ------------------------------------------------------------------
         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.09%
         ------------------------------------------------------------------
         14   TYPE OF PERSON REPORTING*
              PN
         ------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT







                                                      Page 4 of 9 Pages


         1.   SECURITY AND ISSUER

                   This statement on Schedule 13D (the "Statement") re-lates to the shares of Beneficial Interest, par value $1.00 per share (the "Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Company"). The principal executive offices of the Company are located at 55 Public Square, Suite 1900, Cleveland, Ohio 44113-1937.

         ITEM 2.  IDENTITY AND BACKGROUND

                   This Statement is being filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), and Gotham Partners II, L.P., a New York limited partnership ("Gotham II" and together with Gotham, the "Reporting Persons"). Each of Gotham and Gotham II was formed to engage in the buying and selling of securities for investment for its own account.

                   Section H Partners, L.P., a New York limited partner-ship ("Section H"), is the sole general partner of Gotham and Gotham II. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Messrs. Ackman and Berkowitz are citizens of the United States of America, and their principal occupation is managing the affairs of Karenina and DPB, respectively, and through such entities the affairs of Section H, Gotham and Gotham II. The business address of each of Gotham, Gotham II, Section H, Karenina, DPB and Messrs. Ackman and Berkowitz is 110 East 42nd Street, 18th Floor, New York, New York 10017.

                   During the last five years, none of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Berkowitz (i) has been convicted in a criminal proceeding (excluding traffic vio-lations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of compe-tent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                   The aggregate purchase price of the Shares and the Options (as defined below) purchased by Gotham was $14,034,225 and the aggregate purchase price of the Shares and the Options purchased by Gotham II was $163,693. All of the funds required for these purchases were obtained from the general funds of Gotham and Gotham II, respectively.







                                                      Page 5 of 9 Pages


         ITEM 4.  PURPOSE OF THE TRANSACTION

                   The Reporting Persons acquired the Shares and Options for investment purposes, and for the reasons set forth in the following paragraphs. In general, the Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze and evaluate the performance of securities owned by them, including the Shares and the Options, and the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation on and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).

              The Reporting Persons believe that the Company has significant unrealized equity potential which can be realized if the Company is able to execute a substantial number of sizable acquisitions of real-estate-intensive operating businesses at attractive prices. The Reporting Persons are concerned that existing management may not have the requisite background and experience to implement such a value-maximizing strategy. The Reporting Persons are concerned that the Company's management, over the past eight months, has raised equity capital in a manner which has been unnecessarily dilutive to existing shareholders of the Company.

              Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities mar-kets in general and those for the Company's securities in par-ticular, other developments and other investment opportunities. Depending on such assessments, and based on, among other rea-sons, the matters set forth in the preceding paragraph, the Reporting Persons may seek to actively influence the management and affairs of the Company, including, without limitation, by making proposals and taking other actions as to, among other things, new management for the Company, a new slate of directors, an extraordinary corporate transaction such as a merger or reorganization, modification of the Company's Declaration of Trust or By-laws, or other similar or related matters.

              In addition, one or more of the Reporting Persons may acquire additional Shares or Options or may determine to sell or otherwise dispose of all or some of its holdings of Shares or Options. Such actions, and any action of the nature referred to in the preceding sentence, will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such common stock, the financial condition, results of operations and prospects of the Company, alternative investment opportunities, general economic financial market and industry conditions, and future actions of the Company and its management.

                   Except as set forth above, none of the Reporting Per-sons has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of
         Item 4 of Schedule 13D.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                   (a) Gotham owns 1,897,305 Shares (including Options to purchase 1,183,150 Shares as described below) as of the date







                                                      Page 6 of 9 Pages


         of this Statement, representing an aggregate of approximately 6.64% of the outstanding Shares of the Company. The percentage used in the immediately preceding sentence is calculated based upon 27,134,169 outstanding Shares, as reported in the Company's Prospectus, dated May 28, 1997. Gotham II owns 24,395 Shares (including Options to purchase 16,850 Shares as de-scribed below) as of the date of this Statement, representing an aggregate of approximately 0.09% of the outstanding Shares of the Company. The percentage used in the immediately preced-ing sentence is calculated based upon 27,134,169 outstanding Shares, as reported in the Company's Prospectus, dated May 28, 1997. None of Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Shares (other than the Shares beneficially owned by Gotham and Gotham II).

                   As noted above, Gotham owns Options to purchase 1,183,150 Shares and Gotham II owns Options to purchase 16,850 Shares (the "Options"). The Options are pursuant to agreements entered into on June 4, 1997 with Bankers Trust Company and J.P. Morgan Securities Inc., each of which is attached hereto as an Exhibit and specifically incorporated herein by refer-ence, and the description herein of each such agreement is qualified in its entirety by reference thereto.

                   (b) Each of Gotham and Gotham II has sole power to vote and to dispose of all of the Shares beneficially owned by it, other than the Shares represented by Options, as to which Gotham and Gotham II will have such power at such time, if ever, as the Options are exercised and the underlying Shares actually acquired by Gotham and Gotham II.

                   (c) The table below sets forth information with re-spect to all purchases and sales of Shares and Options by Gotham and Gotham II. Except as otherwise noted, in each case, the transactions as to Shares were effected in open-market transactions on the New York Stock Exchange, the transactions as to Options were private transactions in accordance with the agreements attached hereto as Exhibits, and the price per Share or Option includes commissions.







                                                      Page 7 of 9 Pages


         Gotham

                           Number of Shares      Price per Share
              Date         Purchased/(Sold)         or Option

              12/24/96          690,000(1)           $ 3.38000
              2/03/97           493,150(2)           $ 4.31635
              4/11/97             6,410              $13.36730
              4/14/97           157,810              $13.90610
              4/25/97            56,500              $13.72260
              4/29/97            55,000              $13.80000
              4/30/97            30,930              $13.79480
              5/01/97            39,700              $13.58150
              5/06/97            40,000              $13.56000
              5/29/97           127,680              $12.79760
              5/30/97            77,585              $12.78330
              6/02/97            23,740              $13.05000
              6/10/97            98,800              $13.31000

         Gotham II

                           Number of Shares      Price per Share
              Date         Purchased/(Sold)         or Option

              12/24/96           10,000(3)            $3.38000
              2/03/97             6,850(4)            $4.31635
              4/11/97                90              $13.36733
              4/14/97             2,190              $13.90610
              4/30/97               370              $13.79481
              5/29/97             1,520              $12.79760
              5/30/97               915              $12.78330
              6/02/97             1,260              $13.05000
              6/10/97             1,200              $13.31000

                   Except as described above, none of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has ef-fected any transactions in the securities of the Company during the past sixty days.

                   (d) and (e).  Not applicable.


         --------------------------
         (1) Currently exercisable options to purchase 690,000 Shares at $8.80 per Share.

         (2) Currently exercisable options to purchase 493,150 Shares at $10.80 per Share.

         (3) Currently exercisable options to purchase 10,000 Shares at $8.80 per Share.

         (4) Currently exercisable options to purchase 6,850 Shares at $10.80 per Share.







                                                      Page 8 of 9 Pages


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   Except as described above, none of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relation-ship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profit or losses or the giving or withholding of proxies.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                   The following exhibits are being filed with this
         Schedule:

                   1. A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

                   2. Letter Agreement, dated as of January 24, 1997, by and between Gotham Partners, L.P. and J.P. Morgan Securities Inc. as agent for Morgan Guaranty Trust Company of New York, as supplemented by Letter Agreement, dated as of June 10, 1997, by and between Gotham Partners, L.P. and J.P. Morgan Securities Inc. as agent for Morgan Guaranty Trust Company of New York.

                   3. Letter Agreement, dated as of January 24, 1997, by and between Gotham Partners II, L.P. and J.P. Morgan Securi-ties Inc. as agent for Morgan Guaranty Trust Company of New York, as supplemented by Letter Agreement, dated as of June 10, 1997, by and between Gotham Partners II, L.P. and J.P. Morgan Securities Inc. as agent for Morgan Guaranty Trust Company of New York.

                   4. Option Agreement, dated as of January 29, 1997, by and between Gotham Partners, L.P. and Bankers Trust Company, as amended and restated by Option Agreement, dated as of Janu-ary 29, 1997, by and between Gotham Partners, L.P. and Bankers Trust Company (reflecting First Transaction Amendment, dated as of June 4, 1997).

                   5. Option Agreement, dated as of January 29, 1997, by and between Gotham Partners II, L.P. and Bankers Trust Com-pany, as amended and restated by Option Agreement, dated as of January 29, 1997, by and between Gotham Partners II, L.P. and Bankers Trust Company (reflecting First Transaction Amendment, dated as of June 4, 1997).







                                                      Page 9 of 9 Pages


                   After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the informa-tion set forth in this statement is true, complete and correct.


         June 16, 1997


                                    GOTHAM PARTNERS, L.P.

                                    By:  SECTION H PARTNERS, L.P.,
                                         its general partner

                                         By:  KARENINA CORP.,
                                              a general partner

                                              By:  /s/ William A. Ackman
                                                   William A. Ackman
                                                   President


                                    GOTHAM PARTNERS II, L.P.

                                    By:  SECTION H PARTNERS, L.P.,
                                         its general partner

                                         By:  KARENINA CORPORATION,
                                              a general partner

                                              By:  /s/ William A. Ackman
                                                   William A. Ackman
                                                   President